Filed by Expedia, Inc.
Pursuant to Rule 165 and Rule 425
under the Securities Act of 1933
Subject Company: Expedia, Inc.
Commission File No. 000-27429

FOR IMMEDIATE RELEASE

Special Committee of Expedia® Comments on USA Interactive’s Termination Of The
Process to Acquire Expedia’s Minority Shares

BELLEVUE, Wash., Oct 10, 2002 — The Special Committee of the Board of Directors of Expedia, Inc. (Nasdaq: EXPE) announced that it appreciates the statement made today by USA Interactive (Nasdaq: USAI) that it is terminating the process by which it sought to acquire the shares of Expedia that it does not already own.

“We believe USA Interactive’s decision to terminate the acquisition process will clear up the uncertainty regarding the proposed exchange offer,” said Special Committee Chairman Greg Maffei. “We think this is positive for Expedia and its shareholders.

“We also believe that the process by which we evaluated the proposal, reviewed Expedia’s options and responded to USA was a positive one,” Mr. Maffei continued.

“The Special Committee continues to believe that Expedia’s stand-alone prospects are excellent. Expedia’s executives and employees have built a dynamic, growing and profitable company, and we expect them to continue building on their track record of success. We remain highly confident in the future for Expedia as a stand-alone company.”

Important Disclosures

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include the information relating to possible or assumed future results of operations of Expedia and its subsidiaries, including those preceded by, followed by or that include the words “believes,” “could,” “projects,” “budgets,” “estimates,” “intends,” “expects,” “anticipates” or similar expressions. These statements reflect the current views of the Special Committee of Expedia’s Board of Directors with respect to future events, and are based on information currently available to the Special Committee. These forward-looking statements are subject to risks, uncertainties and assumptions that may affect the operations, performance, development and results of Expedia’s and its subsidiaries’ business. The following important factors, in addition to those described in Expedia’s filings with the Securities and Exchange Commission, could affect the future results of Expedia and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes generally or in economic conditions in the markets served by our businesses; future regulatory actions and conditions in our businesses’ operating areas; competition from others; successful integration of recently acquired businesses; product demand and market acceptance; the ability to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the ability to expand into and successfully operate in foreign markets; and obtaining and retaining key executives and employees. You are cautioned not to place undue reliance on these forward-looking statements, which are made as of the date of this document. The Special Committee undertakes no obligation to update or revise the forward-looking statements contained in this document, whether as a result of new information, future events or any other reason.

CONTACT:
Darcy Bretz for The Special Committee of the Board of Directors of Expedia, Inc., 312-240-2619,
or darcy.bretz@edelman.com